Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001. Amended 01/01/11

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Stephen Anastasiou
Date of Last Notice:	2 December 2017

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or Indirect Interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director Related Entity
Date of change	Friday, 9 June 2017
No. of securities held prior to change	see table below
Class	Fully paid ordinary shares Unlisted options
Number acquired	see table below
Number disposed	see table below

No. of securities held prior to change:

	Shares	Options
Direct	-	1,000,000
Indirect	4,067,857	1,188,737
Total	**4,067,857**	**2,188,737**

Number acquired:

	Shares	Options
Direct	-	-
Indirect	1,308,280	1,308,280
Total	**1,308,280**	**1,308,280**

Number disposed:

	Shares	Options
Direct	-	-
Indirect	-	250,000
Total	-	**250,000**

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	USD $327,070
No. of securities held after change	<table><tr><th></th><th>Shares</th><th>Options</th></tr><tr><td>Direct</td><td>-</td><td>1,000,000</td></tr><tr><td>Indirect</td><td>5,376,137</td><td>2,247,017</td></tr><tr><td>**Total**</td><td>**5,376,137**</td><td>**3,247,017**</td></tr></table>
Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• Participation in the NASDAQ IPO – acquisition of 32,707 ADRs and 32,707 warrants over ADRs (1 ADR = 40 ordinary shares) – jointly owned with another director • Expiry of unlisted options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

THE CFO SOLUTION

The CFO Solution

20 June 2017